UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-54216

CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Anpulo Food, Inc.

Full Name of Registrant

Former Name if Applicable

Hangkong Road, Xiangfeng Town

Address of Principal Executive Office (Street and Number)

Laifeng County, Hubei 445700, China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Anpulo Food, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2014 (the “Quarterly Report”) by the May 15, 2014 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. The Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended March 31, 2014 to be incorporated in the Quarterly Report. As a result, the Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

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 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wenping Luo	(+86)	(718) 628-8576
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant completed a reverse acquisition with Anpulo International Limited (the “Legal Acquiree”) on October 30, 2013, wherein the acquisition was accounted for as a capital transaction in substance and the Legal Acquiree is treated as the continuing reporting entity for accounting purposes. Accordingly, the Registrant’s results of operations for the period ended March 31, 2014 will reflect the operations of the Legal Acquiree and therefore will significantly differ from the Registrant’s results of operations for the corresponding period for the prior fiscal year. The Registrant is expected to report net loss of approximately $100,827 on revenue of approximately $4,376,841 for the three months ended March 31, 2014 and net loss of approximately $10,395 million on revenue of approximately $0 for the three months ended October 31, 2012. Total assets reported at March 31, 2014 are expected to be approximately $23,930,627, total liabilities are expected to be approximately $19,638,126 and stockholders equity is expected to be approximately $4,292,501. Total assets reported at October 31, 2012 are expected to be approximately $0, total liabilities are expected to be approximately $49,289 and stockholders equity is expected to be approximately $49,289.

ANPULO FOOD, INC.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2014	By:	/s/ Wenping Luo
Wenping Luo President and Chief Executive Officer